UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: October 1, 2016

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Zebra Technologies Corporation

Full Name of Registrant

Former Name if Applicable

3 Overlook Point

Address of Principal Executive Office (Street and Number)

Lincolnshire, IL 60069

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

We are unable to file our Quarterly Report on Form 10-Q for the three and nine months ended October 1, 2016 (“Third Quarter Form 10-Q”). As announced on November 1, 2016, we are restating our Form 10-K for the year ended December 31, 2015 and Forms 10-Q for the three months ended April 2, 2016 and three and six months ended July 2, 2016 (collectively, the “Restated Reports”). We are delaying the filing of the Third Quarter Form 10-Q until we are able to file the Restated Reports. We could not have filed the Restated Reports earlier without unreasonable effort or expense because of the delay caused by the complexity of the revisions to the financial statements contained in the Restated Reports. We are working diligently to finalize and file the Restated Reports and our Third Quarter Form 10-Q within the prescribed period allowed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Michael Smiley	(847)	634-6700
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

See narrative disclosure in Part III above.

Zebra Technologies Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:	11/10/2016	By:	/s/ Michael Smiley
Michael Smiley
Chief Financial Officer